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                 December 8, 2022

       Shenping Yin
       Chief Executive Officer
       Recon Technology, Ltd
       Room 601,1 Shui   an South Street
       Chaoyang District, Beijing, 100012
       People   s Republic of China

                                                        Re: Recon Technology,
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed December 2,
2022
                                                            File No. 333-268657

       Dear Shenping Yin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Anuja Majmudar,
       Attorney-Advisor, at (202) 551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Anthony W. Basch